SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For June, 2005

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

Exhibit Index – June 2005

99.1	Announcement regarding retirement of John Seed, non-executive director 3 June 2005

99.2	Allotment of shares in performance share plan 6 June 2005

99.3	Sale of shares by Simon Batey 7 June 2005

99.4	Sale of shares by John Roberts 7 June 2005

99.5	Sale of shares by Gordon Waters 7 June 2005

99.6	Purchase of shares by directors in share incentive plan 21 June 2005

99.7	Announcement relating to holding in shares in the company by JP Morgan Chase & Co 28 June 2005

99.8	Announcement regarding Vertex’s contract with IBM to provide services to Ni Source 28 June 2005

99.9	Annual Report and Accounts Viewing Facilities

99.10	Announcement regarding placement of the rights issue rump shares 30 June 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Dated: 19 July 2005	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary